Global Cancer Technology, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2018 and 2017
Unaudited

	2018		2017
Operating Revenue, net	$ -	$	25,000
Costs of sales	-		10,000
Gross profit	-		15,000
Operating expenses:			
General and administrative expenses	347,124		388,791
Loss from operations	(347,124)		(373,791)
Interest expense	12,004		427
Loss before income taxes	(359,128)		(374,218)
Provision for income taxes (benefit)	-		-
Net loss	$ (359,128)	$	(374,218)